As filed with the Securities and Exchange Commission on November 26, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

DWS High Income Opportunities Fund, Inc.
(Name of Subject Company (Issuer))

DWS High Income Opportunities Fund, Inc.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

23339M204
(CUSIP Number of Class of Securities)

John Millette
Vice President and Secretary
DWS High Income Opportunities Fund, Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
David A. Sturms, Esq.
Vedder Price PC
222 N. LaSalle Street
Chicago, IL 60601
(312) 609-7500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$92,131,232.84(a)	$6,568.96(b)

(a)           Calculated as the aggregate maximum purchase price to be paid for 6,073,252 shares in the offer, based upon a price per share of $15.17, which represents 99% of the net asset value per share at October 15, 2010.

(b)           Calculated as $71.30 per $1,000,000 of the Transaction Valuation.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,568.96
Form or Registration No.: Schedule TO
Filing Party: DWS High Income Opportunities Fund, Inc. (formerly, DWS Dreman Value Income Edge Fund, Inc.)
Date Filed: October 22, 2010

□  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
□           third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
□           going-private transaction subject to Rule 13e-3.
□           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
□           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2010 (the “Schedule TO”) and the Amendment No. 1 to Schedule TO filed with the SEC on November 22, 2010 by DWS High Income Opportunities Fund, Inc. (formerly, DWS Dreman Value Income Edge Fund, Inc.), Inc., a Maryland corporation (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase for cash up to 6,073,252 of the Fund’s issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with any amendments or supplements thereto, collectively constitute the “Offer”), at a purchase price equal to 99% of the Fund’s net asset value per share (that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) determined as of the close of the regular trading session on the New York Stock Exchange on the next business day following the expiration date of the tender offer.

This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively, is incorporated by reference into this Amendment in answer to Items 1 through 9 and 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10.  Financial Statements.
Not applicable.

Item 11.  Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On November 26, 2010, the Fund issued a press release announcing the final results of the Offer, which expired at 11:59 p.m. Eastern time on November 19, 2010. A copy of the press release is filed as Exhibit (a)(10) to this Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits
The information contained in Item 12 of the Schedule TO and the Exhibit List is hereby amended and supplemented to add the following:

Exhibit No.	Document
(a)(10)	Press Release dated November 26, 2010, filed herewith.

Item 13.  Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DWS High Income Opportunities Fund, Inc.

By:      /s/John Millette
Name: John Millette
Title: Vice President and Secretary

Dated: November 26, 2010

Exhibit List

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated October 22, 2010.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Text of Letter to Stockholders of the Fund dated October 22, 2010.*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Press Release dated October 22, 2010.*
(a)(9)	Press Release dated November 22, 2010.**
(a)(10)	Press Release dated November 26, 2010, filed herewith.
(b)-(h)	Not applicable.

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 22, 2010.

** Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on November 22, 2010.

Exhibit (a)(10)

Press Release

____________________________________________________________

FOR IMMEDIATE RELEASE
For additional information:

Deutsche Bank Press Office (212) 454-2085
Shareholder Account Information (800) 294-4366
DWS Closed-End Funds (800) 349-4281

____________________________________________________________

DWS High Income Opportunities Fund, Inc. and DWS Global High Income Fund, Inc. Announce
Final Results of Tender Offers

NEW YORK, NY, November 26, 2010 – DWS High Income Opportunities Fund, Inc.  (formerly, DWS Dreman Value Income Edge Fund, Inc.) (NYSE: DHG) and DWS Global High Income Fund, Inc. (NYSE: LBF) (each, a “Fund”) announced today that, in accordance with their respective tender offers for up to 25% of their issued and outstanding shares of common stock, which expired at 11:59 p.m. Eastern time on November 19, 2010, they have accepted, respectively, 6,073,252 (DHG) and 2,471,105 (LBF) properly tendered shares at a price per share equal to 99% of their respective net asset value as of the close of the regular trading session of the New York Stock Exchange on November 22, 2010. Approximately 11,332,261 and 3,286,951 shares of common stock for DHG and LBF respectively, or approximately 47% of DHG’s and 33% of LBF’s common stock outstanding, were tendered through the stated expiration date. The tender offer for each Fund was oversubscribed, meaning that pursuant to the terms of the offers, not all shares that were tendered were accepted for payment by the Funds. Under the final pro-ration calculation, 53.5926% of the DHG shares that were tendered and 75.1792% of the LBF shares that were tendered have been accepted for payment. The shares accepted for payment will receive cash at a repurchase offer price of $15.12 for DHG and $8.64 for LBF, which is equal to 99% of each Fund’s respective net asset value on November 22, 2010. Those shares that were tendered, but not accepted for payment will continue to be held by their record owners.

For more information visit www.dws-investments.com or call (800) 349-4281.

DWS High Income Opportunities Fund, Inc. (NYSE: DHG) is a non-diversified, closed-end management investment company. The Fund's investment objective is to seek high current income with a secondary objective of total return. The Fund pursues its investment objective by investing primarily in securities designed to generate income, with the potential for capital appreciation being a secondary consideration.  Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Investments in lower-quality and non-rated securities present greater risk of loss than investments in higher-quality securities. There are special risks associated with an investment in real estate, including REITS. These risks include credit risk, interest rate fluctuations and the impact of varied economic conditions. Stocks may decline in value. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Investing in derivatives entails special risks relating to liquidity, leverage and credit that may reduce returns and/or increase volatility. Leverage results in additional risks and can magnify the effect of any losses.

DWS Global High Income Fund, Inc. (NYSE: LBF) is a closed-end management investment company.  The Fund’s investment objectives are to seek high current income as its primary objective and capital appreciation as a secondary objective through investment principally in global income securities.   Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. This fund is non-diversified and can take larger positions in fewer issues, increasing its potential risk and subject to investment risk. Leverage results in additional risks and can magnify the effect of any losses.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

________________________________________________________________________________

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE
NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

________________________________________________________________________________

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. (R-19931-2 11/10)